Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings Per Unit

For the Periods

	January 1, 2006 through March 31, 2006	January 1, 2005 through March 31, 2005
	(unaudited)	(unaudited)
Net income (Loss)	$(28,481)	$(26,976)

Weighted Average Number of Units Outstanding	4,222,870	4,222,870

Earnings (Loss) per Unit	$(0.01)	$(0.01)